

February 11, 2014

Via E-mail
Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

      Re: JPMorgan Chase & Co.
               424 Prospectuses relating to Registration Statement on Form S-3ASR
               Filed November 14, 2011
               File No. 333-177923

Dear Mr. Horan:

We are writing this letter in connection with our selective review of takedowns of exchange-traded notes ("ETNs") from shelf registration statements. In this letter, we identify areas where we believe there could be disclosure improvements that would benefit investors. We are issuing the following comments in an effort to enhance disclosures in your future ETN offerings.

This letter reflects observations from our selective review of prospectus supplements for ETN offerings by a number of different financial institutions. Although we reviewed certain takedowns from your existing shelf registration statement, we are including comments that may or may not specifically apply to disclosures with respect to all of your ETN offerings. If you disagree with a comment or think it does not apply to your ETN program, please explain why in your response letter.

This letter may not address all of the disclosure issues that could arise in your ETN offerings. It is intended only to highlight the issues described in the comments below. We recommend that you also review our April 2012 sample comment letter to issuers of structured notes for additional disclosure matters that may be applicable to ETN offerings.[1]

Terms of Offering

1.   We have observed that frequently the prospectus supplement does not clearly describe the terms of the ETN being offered. As a result, investors may have difficulty understanding what they are purchasing and how the ETN operates. For example, some prospectus supplements use highly complex defined terms without explaining those terms in the

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[1]   The comment letter to issuers of structured notes is available on our website at
http://sec.gov/divisions/corpfin/guidance/structurednote0412.htm.

context of the ETN, while others do not clearly describe the precise mechanics of the ETN, including payment at maturity or redemption. Please revise your prospectus supplements, as appropriate, to disclose the material terms of each ETN in a clear, concise and understandable manner. Refer to Rule 421(b) of the Securities Act of 1933.

2. Please revise your prospectus supplements, as appropriate, to disclose whether the ETN issuer may cease or suspend and restart sales of the notes at any time at the issuer's discretion. Also, describe the potential impact these actions may have on the market price and liquidity of the ETNs in the secondary market. Tell us whether you consider the issuer's discretion to suspend and restart sales to be a material risk to investors in the offering and, if so, please provide appropriate risk factor disclosure in future filings.

Indicative Value

3. We note that some prospectus supplements for ETN offerings state that the "indicative value" of the ETN will be published on a regular basis, such as daily, including through third parties. Please explain to us the purpose of calculating indicative value and why it is relevant to investors. Further, tell us whether and where the ETN's indicative value is publicly available to any investor without charge and how often it is updated.

4. We note that some prospectus supplements for ETN offerings include numeric formulas describing how the indicative value of an ETN is calculated without providing sufficient narrative explanation as to how the formula works, and therefore how the security's terms work. Please provide narrative disclosure that describes the inputs and mechanics of such formulas in a clear, concise and understandable manner so that investors may evaluate how the terms of the security work and are calculated.

5. If you include information about indicative value in your prospectus supplements, please also disclose the relationship among the indicative value, the market value of the ETN relative to the initial offering price to the public, and the redemption amount. Please also provide a risk factor discussing the risk that ETNs may trade at a substantial premium or discount in relation to the value of the ETN determined or disclosed by the issuer (whether as "indicative value" or otherwise) or the redemption amount of the ETN.

Redemption Value

6. We have observed that in most ETN offerings, the holder may submit the notes for redemption at a "redemption value." However, the prospectus or prospectus supplement may not clearly disclose the method of determining the redemption value (or amount) for the ETN or indicate whether the redemption value is publicly available prior to an investor's redemption. Please revise, as applicable, to disclose this information.

Fees

7.   Please revise your disclosure to clearly describe all fees that may be charged relating to the ETNs, including but not limited to, as applicable, annual fees, redemption fees, event risk hedge costs, futures execution costs, and index calculation fees. Identify the party responsible for payment of each fee, and describe how, if applicable, such fees may change based on the performance of any referenced index or asset. In addition, please explain when fees are collected and what effect the fees have on the redemption amount and the indicative value of the ETN.

Conflicts of Interest

8.   We note that prospectus supplements for ETN offerings typically include disclosure about activities of the issuer and its affiliates that may create conflicts of interest, such as trading activities, hedging, and publishing research reports. To the extent you or your affiliates engage in activities that create material conflicts of interest, please revise to disclose those activities and the types of conflicts they create. Also describe the potential impact of such activities and conflicts on the supply, pricing and market for the ETN.

Outstanding ETNs

9.   We note that issuers of ETNs may provide public information about the number and dollar amount of outstanding ETNs in a series. Please disclose where the number and amount of outstanding ETNs in a series is available to investors at any point in time.

Plan of Distribution

10.   Please provide a detailed explanation of your methods of sale for ETNs, including the involvement of broker-dealers as initial purchasers of ETNs from the issuer, whether such broker-dealers are identified as underwriters in the prospectus supplement and how such broker-dealers satisfy prospectus delivery obligations under the Securities Act. See Item 508 of Regulation S-K.

Disclosure Format

11.   We note that some prospectus supplements include disclosure for numerous ETN offerings with different investment profiles. Considering that different ETNs may have different features and risks for investors to evaluate, please explain to us why you believe that providing disclosure for multiple ETN offerings in a single prospectus supplement is appropriate.

Security Titles

12.   Please evaluate the titles used for your ETNs and avoid titles that may suggest investors are purchasing equities or other types of securities instead of an unsecured debt obligation. For example, titles incorporating the term "shares" may suggest that investors are purchasing an equity security, rather than a debt instrument. In addition, please avoid titles that may suggest you are offering interests in an exchange traded fund registered under the Investment Company Act of 1940.

Short Sales

13.   We note that in some offerings there is disclosure in the prospectus supplement stating that broker-dealers and other persons may make short sales of ETNs and may cover such short positions by borrowing ETNs from the issuer or its affiliates. In some cases the issuer has agreed to repurchase those ETNs. These activities may impact in the short or long term the number of ETNs outstanding at any point. Please disclose whether you intend to engage in such activities and if so how you will publicly disclose such loans and repurchases. Please confirm you will register these transactions under the Securities Act of 1933. If applicable, please provide risk factor disclosure that describes the market impact of short sales and the effect that securities lending may have on the number of ETNs outstanding at any time.

Regulation M

14.   We have observed that a large divergence between the ETN's market value and the value of the reference index of the ETN can emerge (for example, where ETN issuers suspend further issuances or otherwise limit the availability of newly issued ETNs). Please explain how your redemptions in such circumstances comply with the requirements of Rule 102 of Regulation M. If these redemptions are done in reliance on no-action letters granting relief from Rule 102 and permitting issuers to redeem an ETN during the ETN's distribution[2], please explain how the representation that the market value of the ETN not vary substantially from the value of the underlying or reference index is met.

        Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act and all applicable Securities Act rules require. Since the company and its management are in possession

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[2]   See e.g. Barclays Bank PLC, Staff No-Action letter (July 27, 2006) or Deutsche Bank AG, Staff No-Action Letter (October 12, 2007).

Anthony J. Horan
JPMorgan Chase & Co.
February 11, 2014
Page 5

of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Walz at (202) 551-3358 or me at (202) 551-3860 with any questions regarding these comments.

Sincerely,

/s/ Amy M. Starr

Amy M. Starr
Chief
Office of Capital Markets Trends
Division of Corporation Finance